

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2010

Lloyd Hoffman
Chief Financial Officer and Senior Vice President
Alpha Pro Tech, Ltd.
60 Centurian Drive, Suite 112
Markham, Ontario LL3R 9R2

> **Re: Alpha Pro Tech, Ltd.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 10, 2010**
> **File No. 001-15725**

Dear Mr. Hoffman:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 11. Executive Compensation, page 47

1.   We refer to your disclosure on page 13 of your definitive proxy statement that you have incorporated by reference to your Form 10-K, and note that your Organizational Development and Compensation Committee has concluded that your compensation programs and practices "are not reasonably likely to have a material adverse effect on the Company." Please describe the process that the Committee undertook to reach the conclusion that disclosure pursuant to Regulation S-K Item 402(s) is not necessary. For example, what specific elements of compensation did the Committee consider in reaching this conclusion?

Item 13. Certain Relationships and Related Transactions…, page 48

2.   Please provide us your analysis for not providing disclosure pursuant to Regulation S-K Item 404(a) for the legal services provided to you by the law firm of David Anderson, who is a director.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Celia Soehner at (202) 551-3463 or Jay Mumford, Senior Attorney, at (202) 551-3637 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile):   J. Michael Savage, Esq. — Maynard, Cooper & Gale, P.C.